UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

PHH Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

693320202
(CUSIP Number)

JEREMY MINDICH
c/o Scopia Management Inc.
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA LONG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,941
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 35,941
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PARTNERS QP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,409
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,409
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PX, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,207,689
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,207,689
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,207,689*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,706
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 110,706
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,706*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 731,322
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 731,322
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 731,322*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 572,764
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 572,764
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,764*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,669,537
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,669,537
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,669,537*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,504,368
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,504,368
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,504,368*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON OO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,129,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,129,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,129,841*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON CO

* Includes Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 7,129,841
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 7,129,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,159,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693320202

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,129,841
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,129,841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,129,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693320202

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of PHH Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Scopia Long LLC, a Delaware limited liability company (“Scopia Long”), with respect to the Shares directly and beneficially owned by it;

(ii)	Scopia Partners QP LLC, a Delaware limited liability company (“Scopia QP LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Scopia PX, LLC, a Delaware limited liability company (“Scopia PX”), with respect to the Shares directly and beneficially owned by it;

(iv)	Scopia Partners LLC, a Delaware limited liability company (“Scopia Partners”), with respect to the Shares directly and beneficially owned by it;

(v)	Scopia Windmill Fund LP, a Delaware limited liability company (“Scopia Windmill”), with respect to the Shares directly and beneficially owned by it;

(vi)	Scopia International Master Fund LP, a Bermuda limited partnership (“Scopia International”), with respect to the Shares directly and beneficially owned by it;

(vii)	Scopia PX International Master Fund LP, a Bermuda limited partnership (“Scopia PX International”), with respect to the Shares directly and beneficially owned by it;

(viii)
Scopia Capital LLC, a Delaware limited liability company (“Scopia Capital”), as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and the general partner of Scopia Windmill, Scopia International and Scopia PX International;

(ix)
Scopia Management Inc., a New York corporation (“Scopia Management”), as the investment manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of certain separately managed accounts (the “Managed Accounts”);

CUSIP NO. 693320202

(x)	Matthew Sirovich, as a Managing Member of Scopia Capital and Managing Member and Executive Vice President of Scopia Management; and

(xi)	Jeremy Mindich, as a Managing Member of Scopia Capital and a Managing Member and President of Scopia Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia Capital, Scopia Management and Messrs. Sirovich and Mindich is 152 West 57th Street, 33rd Floor, New York, New York 10019.  The address of the principal office of each of Scopia International and Scopia PX International is C/O Appleby Services (Bermuda) Limited, Canon’s Court, 22 Victoria Street, Hamilton, Bermuda HM12.  The officers and directors of Scopia Management and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of each of Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International is serving as investment vehicles that invest primarily in publicly-traded equities.  The principal business of Scopia Long is serving as a “long only” investment vehicle that invests primarily in publicly-traded equities on U.S. exchanges.  The principal business of Scopia Capital is serving as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and as the general partner of Scopia Windmill, Scopia International and Scopia PX International.  Scopia Management provides investment advisory and management services and acts as the investment manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Accounts.  Messrs. Sirovich and Mindich serve as the Managing Members of each of Scopia Capital and Scopia Management and the Executive Vice President and President, respectively, of Scopia Management.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Sirovich and Mindich are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International and Scopia PX International and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein.

CUSIP NO. 693320202

The aggregate purchase price of the 35,941 Shares beneficially owned by Scopia Long is approximately $642,096, including brokerage commissions.

The aggregate purchase price of the 176,409 Shares beneficially owned by Scopia QP LLC is approximately $2,995,685, including brokerage commissions.  Such aggregate purchase price includes approximately $528,424, which is the purchase price of $523,192 principal amount of certain 6.00% Convertible Senior Notes due 2017 (the “Notes”) convertible into 40,914 Shares.

The aggregate purchase price of the 1,207,689 Shares beneficially owned by Scopia PX is approximately $21,434,979, including brokerage commissions.  Such aggregate purchase price includes approximately $3,539,923, which is the purchase price of $3,507,133 principal amount of the Notes convertible into 274,263 Shares.

The aggregate purchase price of the 110,706 Shares beneficially owned by Scopia Partners is approximately $1,935,801, including brokerage commissions.  Such aggregate purchase price includes approximately $324,493, which is the purchase price of $321,492 principal amount of the Notes convertible into 25,141 Shares.

The aggregate purchase price of the 731,322 Shares beneficially owned by Scopia Windmill is approximately $14,223,353, including brokerage commissions.  Such aggregate purchase price includes approximately $2,144,069, which is the purchase price of $2,123,733 principal amount of the Notes convertible into 166,079 Shares.

The aggregate purchase price of the 572,764 Shares beneficially owned by Scopia International is approximately $10,445,577, including brokerage commissions.  Such aggregate purchase price includes approximately $1,716,944, which is the purchase price of $1,699,945 principal amount of the Notes convertible into 132,938 Shares.

The aggregate purchase price of the 3,669,537 Shares beneficially owned by Scopia PX International is approximately $64,261,655, including brokerage commissions.  Such aggregate purchase price includes approximately $21,443,659, which is the purchase price of $21,163,216 principal amount of the Notes convertible into 829,556 Shares.

The aggregate purchase price of the 625,473 Shares held in the Managed Accounts is approximately $12,181,996, including brokerage commissions.  Such aggregate purchase price includes approximately $1,229,103, which is the purchase price of $1,216,559 principal amount of the Notes convertible into 95,136 Shares.

The Shares purchased by Mr. Sirovich were purchased with personal funds in open market purchases.  The aggregate purchase price of the 30,000 Shares directly owned by Mr. Sirovich is approximately $642,834, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 693320202

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is calculated using as the numerator the respective Shares held by each Reporting Person, including Shares issuable upon conversion of the Notes, and as the denominator 56,343,415 Shares outstanding, as of October 21, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2011 plus the number of Shares issuable upon conversion of the Notes held by such Reporting Person.

A.	Scopia Long

(a)	As of the close of business on February 17, 2012, Scopia Long beneficially owned 35,941 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 35,941
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 35,941
4. Shared power to dispose or direct the disposition: 0

(c)	Scopia Long has not entered into any transactions in the Shares during the past 60 days.

B.	Scopia QP LLC

(a)	As of the close of business on February 17, 2012, Scopia QP LLC beneficially owned 176,409 Shares, including 40,914 Shares underlying the Notes.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 176,409
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,409
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia QP LLC during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 693320202

C.	Scopia PX

(a)	As of the close of business on February 17, 2012, Scopia PX beneficially owned 1,207,689 Shares, including 274,263 Shares underlying the Notes.

Percentage: Approximately 2.1%.

(b)	1. Sole power to vote or direct vote: 1,207,689
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,207,689
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	Scopia Partners

(a)	As of the close of business on February 17, 2012, Scopia Partners beneficially owned 110,706 Shares, including 25,141 Shares underlying the Notes.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 110,706
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 110,706
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

E.	Scopia Windmill

(a)	As of the close of business on February 17, 2012, Scopia Windmill beneficially owned 731,322 Shares, including 166,079 Shares underlying the Notes.

Percentage: Approximately 1.3%.

(b)	1. Sole power to vote or direct vote: 731,322
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 731,322
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia Windmill during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 693320202

F.	Scopia International

(a)	As of the close of business on February 17, 2012, Scopia International beneficially owned 572,764 Shares, including 132,938 Shares underlying the Notes.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct vote: 572,764
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 572,764
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia International during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Scopia PX International

(a)	As of the close of business on February 17, 2012, Scopia PX International beneficially owned 3,669,537 Shares, including 829,556 Shares underlying the Notes.

Percentage: Approximately 6.4%.

(b)	1. Sole power to vote or direct vote: 3,669,537
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,669,537
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Scopia PX International during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

H.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia Long, Scopia QP LLC, Scopia PX and Scopia Partners, and the general partner of Scopia Windmill, Scopia International and Scopia PX International, may be deemed the beneficial owner of the: (i) 35,941 Shares owned by Scopia Long; (ii) 176,409 Shares owned by Scopia QP LLC; (iii) 1,207,689 Shares owned by Scopia PX; (iv) 110,706 Shares owned by Scopia Partners; (v) 731,322 Shares owned by Scopia Windmill; (vi) 572,764 Shares, including 132,938 Shares underlying the Notes owned by Scopia International; and (vi) 3,669,537 Shares, including 829,556 Shares underlying the Notes owned by Scopia PX International.

Percentage: Approximately 11.5%.

(b)	1. Sole power to vote or direct vote: 6,504,368
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,504,368
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners and Scopia Windmill during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 693320202

I.	Scopia Management

(a)
Scopia Management, as the investment manager of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and of the Managed Accounts, may be deemed the beneficial owner of the: (i) 35,941 Shares owned by Scopia Long; (ii) 176,409 Shares owned by Scopia QP LLC; (iii) 1,207,689 Shares owned by Scopia PX; (iv) 110,706 Shares owned by Scopia Partners; (v) 731,322 Shares owned by Scopia Windmill; (vi) 572,764 Shares owned by Scopia International; (vii) 3,669,537 Shares owned by Scopia PX International and (viii) 625,473 Shares held in the Managed Accounts.

Percentage: Approximately 12.3%.

(b)	1. Sole power to vote or direct vote: 7,129,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,129,841
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Management has not directly entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

J.	Mr. Sirovich

(a)
As of the close of business on February 17, 2012, Mr. Sirovich directly owned 30,000 Shares.  Mr. Sirovich, as a Managing Member of each of Scopia Capital and Scopia Management and the Executive Vice President of Scopia Management, may be deemed the beneficial owner of the: (i) 35,941 Shares owned by Scopia Long; (ii) 176,409 Shares owned by Scopia QP LLC; (iii) 1,207,689 Shares owned by Scopia PX; (iv) 110,706 Shares owned by Scopia Partners; (v) 731,322 Shares owned by Scopia Windmill; (vi) 572,764 Shares owned by Scopia International; (vii) 3,669,537 Shares owned by Scopia PX International and (viii) 625,473 Shares held in the Managed Accounts.

Percentage: Approximately 12.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,159,841
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,159,841

(c)
Mr. Sirovich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 693320202

K.	Mr. Mindich

(a)
As of the close of business on February 17, 2012, Mr. Mindich does not directly own any Shares.  Mr. Mindich, as a Managing Member of each of Scopia Capital and Scopia Management and the President of Scopia Management, may be deemed the beneficial owner of the: (i) 35,941 Shares owned by Scopia Long; (ii) 176,409 Shares owned by Scopia QP LLC; (iii) 1,207,689 Shares owned by Scopia PX; (iv) 110,706 Shares owned by Scopia Partners; (v) 731,322 Shares owned by Scopia Windmill; (vi) 572,764 Shares owned by Scopia International; (vii) 3,669,537 Shares owned by Scopia PX International and (viii) 625,473 Shares held in the Managed Accounts.

Percentage: Approximately 12.3%

(b)	1. Sole power to vote or direct vote: 7,129,841

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 7,129,841

4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mindich has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of each of Scopia Long, Scopia QP LLC, Scopia PX, Scopia Partners, Scopia Windmill, Scopia International, Scopia PX International and through the Managed Accounts during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 21, 2012, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement dated February 21, 2012.

CUSIP NO. 693320202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2012

SCOPIA PARTNERS LLC

By:	Scopia Management Inc.

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	President

SCOPIA PARTNERS QP LLC

By:	Scopia Management Inc.

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	President

SCOPIA PX LLC

By:	Scopia Management Inc.

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	President

SCOPIA LONG LLC

By:	Scopia Management Inc.

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	President

CUSIP NO. 693320202

SCOPIA INTERNATIONAL MASTER FUND LP By: Scopia Capital LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Partner

SCOPIA PX INTERNATIONAL MASTER FUND LP By: Scopia Capital LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Partner

SCOPIA MANAGEMENT INC.

By:	/s/ Jeremy Mindich
	Name:	Jeremy Mindich
	Title:	President

SCOPIA CAPITAL LLC

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Partner

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 693320202

SCHEDULE A

Directors and Officers of Scopia Management Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeremy Mindich*

Matthew Sirovich#

Joseph Yin	Partner	152 West 57th Street, 33rd Floor, New York, New York 10019	USA
USA
Tajar Varghese	Partner	152 West 57th Street, 33rd Floor, New York, New York 10019

Ashu Tyagi	Partner	152 West 57th Street, 33rd Floor, New York, New York 10019	USA

Harry Hjardemaal	Chief Operating Officer	152 West 57th Street, 33rd Floor, New York, New York 10019	USA

Samantha Nasello	Chief Compliance Officer	152 West 57th Street, 33rd Floor, New York, New York 10019	USA

* Mr. Mindich is a Reporting Person and, as such, the information with respect to Mr. Mindich called for by Item 2 of Schedule 13D is set forth therein.
# Mr. Sirovich is a Reporting Person and, as such, the information with respect to Mr. Sirovich called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 693320202

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SCOPIA PARTNERS QP LLC

(7,757)	11.40	01/03/12
30,686*	1.00	01/11/12
10,229*	1.04	01/11/12
(3,760)	11.98	02/01/12

SCOPIA PX, LLC

(46,803)	11.40	01/03/12
210,156*	1.00	01/11/12
70,052*	1.04	01/11/12
(20,288)	11.98	02/01/12
(5,946)*	1.21	02/01/12

SCOPIA PARTNERS LLC

(364)	11.40	01/03/12
19,275*	1.00	01/11/12
6,425*	1.04	01/11/12
(1,906)	11.98	02/01/12
(559)*	1.21	02/01/12

SCOPIA WINDMILL FUND LP

(3,215)	11.40	01/03/12
126,321*	1.00	01/11/12
42,107*	1.04	01/11/12
(8,018)	11.98	02/01/12
(2,349)*	1.21	02/01/12

SCOPIA INTERNATIONAL MASTER FUND LP

(21,304)	11.40	01/03/12
99,704*	1.00	01/11/12
33,235*	1.04	01/11/12
(12, 640)	11.98	02/01/12

* Represents Shares underlying certain convertible senior notes.

CUSIP NO. 693320202

SCOPIA PX INTERNATIONAL MASTER FUND LP

83,291	11.42	01/03/12
(131)	11.40	01/03/12
608,931*	1.00	01/11/12
202,977*	1.04	01/11/12
3,175*	1.00	01/11/12
1,058*	1.04	01/11/12
62,562	11.99	02/01/12
13,529*	1.21	02/01/12
(387)	11.98	02/01/12
(114)*	1.21	02/01/12

SCOPIA MANAGEMENT INC.
(Through the Managed Accounts)

3,719	11.40	01/03/12
29*	11.40	01/03/12
8,081*	1.00	01/11/12
2,694*	1.04	01/11/12
20,251*	1.00	01/11/12
6,750*	1.04	01/11/12
46,441*	1.00	01/11/12
15,480*	1.04	01/11/12
(15,564)	11.98	02/01/12
(401)*	1.21	02/01/12
(1,200)*	1.21	02/01/12
(2,961)*	1.21	02/01/12

* Represents Shares underlying certain convertible senior notes.